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Ex12
                               Idaho Power Company
                       Consolidated Financial Information
                       Ratio of Earnings to Fixed Charges


                                                                                                       Twelve Months
                                            Twelve Months Ended December 31,                               Ended
                                                 (Thousands of Dollars)                                  March 31,
                                        1997         1998        1999       2000           2001            2002
Earnings, as defined:
  Income from continuing operations
  before  income taxes               $ 135,908    $ 133,021   $ 119,872   $ 128,139   $     48,250      $   61,840
  Adjust for distributed income of
  equity investees                      (3,943)      (4,697)       (837)     (3,116)        (1,620)         (2,609)
  Equity in loss of equity method
  investments                                0          476           0           0              0               0
  Minority interest in losses of
  majority owned subsidiaries                0         (125)          0           0              0               0
  Fixed charges, as below               61,743       61,394      62,969      58,833         64,964          67,405

     Total earnings, as defined      $  193,708    $ 190,069   $ 182,004   $ 183,856   $   111,594      $  126,636

Fixed charges, as defined:
  Interest charges                   $   60,761    $  60,593   $  62,014   $  57,797   $    64,002      $   66,389
  Rental interest factor                    982          801         955       1,036           962           1,016

     Total fixed charges, as
     defined                         $   61,743    $  61,394   $  62,969   $  58,833   $    64,964      $   67,405

Ratio of earnings to fixed charges        3.14x        3.10x       2.89x       3.13x         1.72x           1.88x



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